SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 2)*
Rightside Group, Ltd.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
76658B 10 0
(CUSIP Number)
FTS, Corp.
10518 Airport Ave
Grand Cayman, KY1-1005, Cayman Islands
+1345-749-6263

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 29, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FTS, Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

958,104

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

958,104

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

958,104

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.96%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2").  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated as follows:
The Shares purchased by the Reporting Person were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the Shares owned by the Reporting Person is approximately $6,938,328, including brokerage commissions.
Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a) The aggregate percentage of Shares reported owned by the Reporting Person is based upon 19,305,711 Shares outstanding as of August 4, 2016, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2016.
As of the date hereof, the Reporting Person owned directly 958,104 Shares, constituting approximately 4.96% of the Shares outstanding.
Item 5(c) is hereby amended to add the following:
(c) Schedule B annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Reporting Person.
Item 5(e) is hereby amended and restated to read as follows:
(e) Effective August 29, 2016, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares outstanding.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	August 31, 2016
FTS, Corp.

By:	/s/ Frank Schilling
Name: Frank Schilling
Title: Managing Director

SCHEDULE B
Transactions of the Reporting Person Effected During the Past 60 Days
Date of Sale	Shares of Common Stock (Sold)	Price Per Share ($)

08/29/16	(99,971)	9.34
08/29/16	(45,473)	10.00
08/29/16	(51,797)	10.24
08/29/16	(100)	10.65
08/29/16	(100)	10.65
08/29/16	(100)	10.65
08/29/16	(100)	10.67
08/29/16	(100)	10.66
08/29/16	(200)	10.65
08/29/16	(200)	10.66
08/29/16	(100)	10.67
08/29/16	(100)	10.68
08/29/16	(100)	10.67
08/29/16	(100)	10.68
08/29/16	(400)	10.70
08/29/16	(100)	10.71
08/29/16	(100)	10.66
08/29/16	(200)	10.72
08/29/16	(620)	10.75
08/29/16	(10)	10.76